July 25, 2011
VIA EDGAR AND EMAIL Scott M. Anderegg Attorney-Advisor Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E., Mail Stop 3561 Washington, D.C. 20549-3561
	Re:	Gas Natural Inc.
Amendment No. 1 to Registration Statement on Form S-3
Registration No. 335-175683
Initially filed July 20, 2011
Dear Mr. Anderegg,

On July 22, 2011 I discussed with you the revisions requested by the staff to Gas Natural’s Form S-3 filed on July 20. Per your request, Gas Natural is filing the first amendment to the registration statement with the following revisions:

•    The delaying amendment legend has been added to the cover of the Form S-3 pursuant to Regulation S-K Item 501(a) and Securities Act Rule 473(a).

•    The 430C undertaking required by Regulation S-K Item 512(a)(5)(ii) has been added to page II-3.

•    The corrected form of legal opinion has been filed as Exhibit 5.1.

V 216-736-7215 F 216-621-6536 E cjh@kjk.com One Cleveland Center 20th Floor 1375 East Ninth Street Cleveland, OH 44114- 1793 216.696.8700 www.kjk.com

Please let us know if we can provide you with any further information regarding this matter. You can reach me at 216-736-7215 or my colleague, Michele L. Hoza, at 216-736-7279. Thank you for your assistance.

Sincerely, /s/ Christopher J. Hubbert Christopher J. Hubbert

	cc:	Richard M. Osborne
Michele L. Hoza, Esq.
Michael Wager, Esq.